(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	November 26, 2013

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Investment Trust (the trust):
Fidelity Europe Fund (the fund)
File Nos. (002-90649) and (811-04008)
Post-Effective Amendment No. 139

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 139 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register new classes for the fund: Class A, Class T, Class B, Class C, and Institutional Class for Fidelity Europe Fund.

This filing contains the Prospectuses and Statement of Additional Information for Fidelity Europe Fund.

Pursuant to Rule 485(a), the trust elects an effective date of January 25, 2014. We request your comments by December 26, 2013.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Dana Torsey
Dana Torsey
Legal Product Group